Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(d)

Tel Aviv, Israel, November 13, 2017, Elbit Imaging Ltd. ("Company") (TASE, NASDAQ: EMITF) announced today that its annual report on Form 20-F for the year ended December 31, 2016, as filed with the U.S. Securities and Exchange Commission on November 13, 2017 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2016 - 20F/Form 2016”. Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com